
02037577

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___X___ **Form 40-F** ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _______ No ___X___

Lucite International Group Holdings Limited
(Formerly Ineos Acrylics Group Holdings Limited)

Consolidated Financial Statements

Three months ended March 31, 2002

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
(in millions of pounds)

	Three months ended	
	March 31, 2001	**March 31, 2002**
Turnover including share of joint venture	154	139
Less; share of joint venture turnover	(4)	-
Group Turnover	150	139
Operating costs before exceptional operating expenses and amortisation of intangible assets	(145)	(131)
Exceptional operating expenses	-	-
Amortisation of goodwill and other intangible assets	(1)	(1)
Total operating costs	(146)	(132)
Group operating profit	4	7
Share of operating profit from joint venture	1	-
Operating profit including share of joint venture	5	7
Net interest payable	(8)	(7)
Loss on ordinary activities before taxation	(3)	-
Taxation on loss on ordinary activities	-	-
Loss on ordinary activities after taxation	(3)	-
Equity minority interests	-	-
Loss for the financial period	(3)	-
Depreciation and amortisation included above	9	11

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in millions of pounds)

	As re-stated December 31, 2001	March 31, 2002
Fixed assets		
Intangible assets	94	93
Negative Goodwill	(6)	(6)
Tangible assets	390	389
Current assets		
Raw materials and consumables	23	22
Finished goods	46	45
Stocks	69	67
Debtors	78	93
Cash at bank and in hand	20	13
	167	173
Total assets	645	649
Creditors – amounts falling due within one year	(111)	(108)
Net current assets	56	65
Total assets less current liabilities	534	541
Creditors – amounts falling due after more than one year	(336)	(342)
Provisions for liabilities and charges	(30)	(31)
Net assets	168	168
Shareholders' equity		
Called up share equity capital	175	175
Reserves	(21)	(19)
Total equity shareholders' funds	154	156
Equity minority interests	14	12
Capital employed	168	168

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)
(in millions of pounds)

	Three Months Ended	
	March 31, 2001	March 31, 2002
Loss for the financial period	(3)	-
Currency translation differences on foreign currency net investments	7	2
Total recognised gains relating to the period	4	2
Prior year adjustment for deferred taxation		5
Total gains and losses recognised since last annual report		7

See the accompanying notes to the consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
(in millions of pounds)

	Three Months Ended	
	March 31, 2001	March 31, 2002
Operating profit	4	7
Depreciation of tangible fixed assets	8	10
Amortisation of intangible fixed assets	1	1
Decrease / (increase) in stocks	(9)	4
(Increase) in debtors	(10)	(15)
(Decrease) / increase in creditors	4	(7)
Movement on provisions	1	1
Net cash flow from operating activities	(1)	1
Exceptional cash flows	(1)	-
Interest received	1	-
Interest paid	(7)	(2)
Returns on investments and servicing of finance	(6)	(2)
Taxation paid	(1)	-
Capital expenditure and financial investment	(5)	(5)
Equity dividends paid to minorities	-	(3)
Issue of debt due within one year	9	-
Issue of debt due after more than one year	-	2
Repayment of debt due within one year	-	-
Financing	9	2
Decrease in cash	(5)	(7)

See the accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BUSINESS DESCRIPTION

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited and until May 7, 2002 was known as Ineos Acrylics Group Holdings Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Development Capital Limited through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and subsidiary companies (together referred to as "Lucite International" or "the Company") are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2 PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention.

The principal accounting policies, which have been applied, are set out below.

Changes in accounting policies

The group has adopted FRS19 "Deferred tax" in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been re-stated accordingly. The impact of this change in accounting policy is to reduce the provision for deferred tax at December 31, 2001 and March 31, 2002 by approximately £5 million. There is no material effect on the result for the period.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Lucite International Group Holdings Limited and its majority-owned subsidiaries. All intercompany transactions are eliminated, as are any intercompany profits included in a subsidiary company's profit and loss account, which were not realised at the balance sheet date.

Acquisitions are accounted for using the purchase method of accounting. The purchase consideration of an investment is allocated to the assets and liabilities acquired on the basis of fair value at the date of acquisition.

Where the Company does not own a majority shareholding in an entity but has a participating interest in that entity's equity, the equity method of accounting has been used.

Turnover

Turnover represents the invoiced value of goods sold to third parties. Turnover is stated net of sales discounts and value added taxes. Turnover excludes sales between entities within the Lucite group. Revenue is recognised at the point at which title passes.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds such net assets. Purchased goodwill of the Company that has arisen on acquisitions which have been made prior to January 1, 1998 has been eliminated directly against reserves in the year of acquisition. On subsequent disposal or termination of a previously acquired business, the profit or loss recognised on disposal or termination is calculated after charging the amount of any related goodwill previously taken to reserves.

Negative goodwill arising in acquisitions is included within fixed assets and released to the profit and loss in the period in which the fair values of the non monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

Following the introduction of Financial Reporting Standard No. 10, "Goodwill and Intangible Assets" (FRS 10), goodwill arising on acquisition is capitalised as an intangible asset. Goodwill arising on acquisitions subsequent to January 1, 1998 is amortised through the profit and loss account over a period of 20 years unless it is considered that it has a materially different useful economic life. As permitted by FRS 10, the goodwill previously eliminated against reserves has not been reinstated.

Other intangible fixed assets

Other intangible fixed assets include patents, non-compete agreements and purchased technology. Purchased intangible fixed assets are capitalised at cost. Intangible fixed assets that are acquired as part of an acquisition of a business are capitalised separately from goodwill, at their fair value, provided that the intangible fixed asset can be separately identified and reliably measured. All capitalised intangible fixed assets are amortised to the profit and loss account on a straight-line basis over their useful economic lives. These are estimated by management to be between 10 and 20 years.

Tangible fixed assets

The book value of each tangible fixed asset is written off to its residual value over its estimated remaining useful economic life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Estimated useful economic lives of tangible fixed assets are as follows:

Buildings	20-30 years
Plant and equipment:	
Plant and machinery	10-20 years
Computer hardware and software	3-4 years

Some manufacturing facilities need to be partially or completely overhauled approximately every two years. At the time of the overhaul, the Company assesses the overhaul's impact on the manufacturing facility considering such factors as the facility's estimated useful life, capacity and efficiency. Where the Company determines that the facility's useful life has been extended, its capacity increased or its efficiency improved, costs associated with the overhaul are capitalised and amortised over the estimated period until the next overhaul. Normal maintenance and repairs of all other plant and equipment are expensed as incurred.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, ("finance leases") the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Reverse premiums and similar incentives to enter into operating lease agreements are initially recorded as deferred income and released to the profit and loss account over the period to the date on which the rent is first expected to be adjusted to the prevailing market rates.

Pension costs

The pension costs relating to the UK retirement plan are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plan, which should be a level percentage of current and expected future earnings of the employees covered under the plan. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plan. Non-UK subsidiaries recognise the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries.

Research and development

Research and development expenditure is charged to the profit and loss account in the year or period in which it is incurred.

Stocks

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, a proportion of labour and overhead expense that relates to production has been absorbed.

Foreign currencies

Profit and loss accounts of subsidiary undertakings, which are denominated in foreign currencies, are translated into Sterling at average exchange rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the balance sheet date. Exchange differences arising on the retranslation of the results and net investment in subsidiary undertakings are taken directly to reserves. Exchange differences on all other transactions are included in the determination of profit or loss for the year or period.

Exchange differences on relevant foreign currency loans, which are taken out as a currency hedge against investments in foreign subsidiaries, are taken directly to reserves in the consolidated balance sheet to the extent that they are matched by exchange differences arising on re-translation of foreign currency net investments.

Environmental liabilities

The Company is exposed to environmental liabilities relating to its past operations principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Taxation

Deferred taxation has been recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation, or a right to pay less taxation in the future. An asset is not recognised to the extent that the transfer of economic benefits in future is uncertain. Deferred taxation assets and liabilities recognised have not been discounted. The group has adopted FRS19 "Deferred Taxation" in these financial statements. The adoption of this standard represents a change in accounting policy.

Fair value of financial instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognised at historical cost amounts.

The following methods and assumptions were used by the Company in estimating fair value for financial instruments:

- Cash and cash equivalents, trade debtors, certain other current assets, short-term borrowings, and current maturities of long-term debt: The amounts reported in the consolidated balance sheets approximate to fair value.

- Loans: The amount reported in the consolidated balance sheets for loans approximate to fair value, since such debt was primarily variable rate debt.

Derivative financial instruments

The Company has entered into interest rate caps to hedge its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate cap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Amounts due from interest rate cap counter-parties are recorded in interest expense in the period in which they accrue. The premiums paid to purchase interest rate caps are included in other assets and amortised to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched. The Company has not entered into any interest rate cap agreements subsequent to December 31,1999.

Provisions

Financial Reporting Standard No 12 ("FRS 12"), "Provisions, contingent liabilities and contingent assets" has been applied for the periods presented in these financial statements. Estimated costs to be incurred in connection with restructuring measures are provided for when the company has a constructive obligation, which is generally the announcement date. The announcement date is the date at which the plan is announced officially to employees with sufficient detailed information to enable the employees to estimate the redundancy indemnities to which they are entitled.

Borrowings

Borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs, together with finance charges are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Unamortised issue costs are deducted from the carrying value of related borrowings.

3 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders' equity of the differences between UK GAAP and US GAAP.

Effect on the Profit/Loss for the Financial Period of Differences between UK GAAP and US GAAP (£m)

	Three Months Ended	
	March 31, 2001	March 31, 2002
Loss for the financial period under UK GAAP	(3)	-
Adjustments to conform with US GAAP :		
Purchase accounting adjustments :		
Depreciation of tangible fixed assets	2	2
Amortisation of goodwill	1	1
Amortisation of other intangibles	(3)	(3)
Capitalisation of interest less amortisation	-	-
Pensions	-	-
Foreign exchange gain on debt	2	-
Deferred taxation:		
Arising on UK GAAP results	-	-
Arising on other US GAAP adjustments	-	-
Approximate net loss under US GAAP	(1)	-

Effect on Consolidated Shareholders' Funds of Differences Between UK GAAP and US GAAP (£m)

	December 31, 2001	March 31, 2002
Consolidated shareholders' funds under UK GAAP	154	156
Adjustments to conform with US GAAP :		
Purchase accounting adjustments	(18)	(18)
Exchange revaluation of US intangible assets	12	12
Capitalisation of interest less amortisation	4	4
Pensions	7	7
Deferred taxation	11	11
Consolidated shareholders' funds under US GAAP	170	172

The consolidated shareholders funds under UK GAAP have been restated by approximately £5 million for the period ended December 31, 2001 as a result of a change in accounting policy arising on the adoption of FRS 19 'Deferred tax'.

4 RECENT US ACCOUNTING PRONOUNCEMENTS

New US Accounting Standards and pronouncements not yet effective

In August 2001 the Financial Accounting Standards Board issued FAS 143 *Accounting For Asset Retirement Obligations*, effective for financial statements issued for the fiscal years after June 15, 2002. The Provisions of FAS 143 require companies to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets if a legal liability to retire the asset exists. The adoption is not expected to have a significant impact on the Company's financial results of operations.

Recently Issued Financial Accounting Standards

In April 2002 the Financial Accounting Standards Board issued FAS 145 *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* The adoption of this standard is not expected to have a significant impact on the Company's financial results of operations

In December 2000 the Accounting Standards Board ("ASB") issued Financial Reporting Standard No. 19, "Deferred tax" ("FRS19"). FRS19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. We are required to comply with FRS 19 in the financial statements for the year ending December 31, 2002. The impact of the adoption of this standard is reflected in the financial statements for the three months ended March 31, 2002 and has resulted in a prior year adjustment to reserves of £5 million and a deferred tax asset of £3 million.

In October 2001 the Financial Accounting Standards Board issued FAS 144 *Accounting for the Impairment or Disposal of Long-Lived Assets.* FAS144 is effective for financial statements for fiscal years beginning after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* The adoption of this standard has not had a significant impact on the Company's financial results of operations.

In June 2001 the Financial Accounting Standards Board issued FAS 142 *Goodwill and Other Intangible Assets*. This standard addresses how goodwill and other intangible assets should be accounted for in financial statements upon their acquisition. The standard also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognised in the financial statements. Where goodwill and intangibles were previously considered to be wasting assets, instead those that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangibles with finite lives will continue to be amortised over their useful lives but without any constraint of an arbitrary ceiling on the life given to them.

The Company has adopted the provisions of FAS 142 in its first quarter ended March 31, 2002. In connection with the adoption of FAS 142, the company has reclassified approximately £11 million related to assembled workforce previously regarded as an intangible asset, into goodwill as it does not meet one of the FAS 141 criteria for recognition apart from goodwill. The Company has no longer recorded £0.5 million of amortisation, relating to its existing goodwill as adjusted for the reclassification just mentioned. The company has evaluated the useful lives assigned to its intangible assets and has made no revision to them, none of the intangible assets are considered to have indefinite lives. Transitional impairment tests on goodwill are in the process of being carried out and any impairment arising will be reflected in the financial statements at June 30, 2002.

SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities* was issued in June 1998. This Standard, which was effective for fiscal years beginning after January 1, 2001, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

During the three months ended March 31, 2001 and 2002 the Company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and accordingly the Company records changes in the fair value of its derivative instruments in current earnings. The Company does, however use foreign currency loans to hedge the foreign exchange risk related to its net investments in subsidiaries. The Company formally documents the relationships between the hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company also assesses at both the inception of each hedge and on an on-going basis, whether the hedge instruments that are being used in hedging transactions are highly effective in offsetting changes in net investment of the subsidiaries. When it is determined that the hedge is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In June 2001 the Financial Accounting Standards Board issued FAS 141 *Business combinations*. This standard requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishing specific criteria for the recognition of intangible assets separately from goodwill. Adoption of this standard has had no material effect on the financial statements.

In November 2000 the ASB issued Financial Reporting Standard No. 17, "Retirement benefits"("FRS17"). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the 2001 annual financial statements additional analysis was provided in accordance with FRS17, which is being implemented progressively during years ended December 31, 2001 through December 31, 2003.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Concerning Forward-Looking Statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. There can though be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to the other factors and matters discussed elsewhere herein, the following are important factors that, in view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

1. Changes in economic conditions or weather conditions;
2. Changes in availability and/or price of feedstocks;
3. Changes in management or control of the Company;
4. Inability to obtain new customers or retain existing ones;
5. Significant changes in competitive factors affecting the Company;
6. Environmental/safety requirements;
7. Significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays;
8. Occurrences affecting the Company's ability to obtain funds from operations, debt or equity to finance needed capital expenditures and other investments;
9. The cyclical nature of the Company's business;
10. Significant changes in the tax rates or policies or interest;
11. Significant change in the Company's relationship with its employees and the potential adverse effects if labour disputes or grievances were to occur;
12. Changes in accounting principles and/or the application of such principles to the Company; and
13. Unavailability of, and substantial delays in, transportation of raw materials and products.

The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms "Lucite International", "we", "our" and the "Company" refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F.

In the opinion of management, the accompanying consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments necessary to present fairly, in all material respects, the Company's consolidated financial position as of March 31, 2002 and December 31, 2001 and the consolidated results of operations, net loss and cash flows for the three-month periods ended March 31, 2002 and March 31, 2001. These consolidated financial statements should be read in conjunction with the consolidated and predecessor and combined financial statements and notes thereto included in the Company's annual report on Form 20-F. The consolidated balance sheet data does not include all disclosures required by generally accepted accounting principles. The results of operations for the three-month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

The figures for the three months ended March 31, 2001 include the results of Kaohsuing Monomer Company ("KMC") on an equity accounted basis. Following the acquisition on September 1, 2001 of the remaining shares in the majority shareholder of KMC, the results for the three months ended March 31, 2002 include the results of KMC on a fully consolidated basis.

Segmental Reporting (£m)

	Three Months Ended	
	March 31, 2001	March 31, 2002
Turnover		
Upstream	102	93
Downstream	77	66
Inter-class elimination	(29)	(20)
	150	139
Operating profit /(loss)		
Upstream	3	2
Downstream	4	7
Non segmental	(2)	(1)
	5	8
Exceptional operating expenses	-	-
Amortisation of goodwill, other intangible assets	(1)	(1)
Operating profit (excluding share of joint venture)	4	7
Depreciation		
Upstream	6	7
Downstream	2	3
	8	10

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001 (Continued)

Cost of Sales, Gross Profit, Distribution Costs and Administrative Expenses (£m)

	Three months ended	
	March 31, 2001	**March 31, 2002**
Turnover including share of joint venture	154	139
Less; share of joint venture turnover	(4)	-
Group Turnover	150	139
Cost of goods sold	(124)	(107)
Gross Profit	26	32
Distribution costs	(10)	(11)
Administrative expenses before exceptional expenses and amortisation and research and development costs	(9)	(10)
Exceptional operating costs	-	-
Amortisation of goodwill and other intangible fixed assets	(1)	(1)
Research and development costs	(2)	(3)
Total administrative expenses	(12)	(14)
Net operating expenses	(22)	(25)
Group operating profit	4	7
Share of operating profit from joint venture	1	-
Operating profit including share of joint venture	5	7
Net interest payable	(8)	(7)
Loss on ordinary activities before taxation	(3)	-
Taxation on loss on ordinary shares	-	-
Loss on ordinary activities after taxation	(3)	-
Equity minority interests	-	-
Loss for the financial period	(3)	-
Depreciation and amortisation included above	9	11
EBITDA before exceptional items	14	18

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001

Turnover

Total turnover excluding share of joint ventures decreased £11 million, or 7%, from £150 million for the three months ended March 31, 2001 to £139 million for the three months ended March 31, 2002. This decrease primarily reflects the effect of lower monomer prices in all regions, partially offset by the full consolidation of KMC. Total volumes for the three months ended March 31, 2002 were down 6% compared to the three months ended March 31, 2001 reflecting weak markets in all regions.

Turnover from upstream operations decreased £9 million, or 9%, from £102 million for the three months ended March 31, 2001 to £93 million for the three months ended March 31, 2002. This decrease reflects the currently lower monomer prices and volumes discussed above.

Turnover from downstream operations decreased £11 million or 14% from £77 million for the three months ended March 31, 2001 to £66 million for the three months ended March 31, 2002. Lower prices across all downstream businesses have caused £3 million of this shortfall compared to the three months ended March 31, 2001. Downstream volumes for the three months ended March 31, 2002 have remained at the same level as the three months ended March 31, 2001. The mix of products sold combined with adverse exchange movements has had an impact of approximately £1million on the three months ended March 31, 2002.

Trading operations in a number of territories previously served by ICI distributors have been classified wholly as downstream during the period March 31, 2001. With effect from January 1, 2002 following the full consolidation of KMC within the business, we have re-analysed these to add clarity to the results. As a result downstream turnover decreased for the three months ended March 31, 2002 by £4 million (£7 million for the three months ended March 31, 2001) and upstream turnover increased for the three months ended March 31, 2002 by £3 million (£4 million three months ended March 31, 2001). The resulting change in inter-class eliminations resulted in no impact on the overall group turnover.

Cost of Sales

Cost of sales decreased £17 million, or 14%, from £124 million for the three months ended March 31, 2001 to £107 million for the three months ended March 31, 2002. The full consolidation of KMC into the results for the three months ended March 31, 2002 increased the cost of sales by £10 million. The overall decrease in cost of sales for the three months ended March 31, 2002 is partly because of the lower sales volumes compared to the three months ended March 31, 2001. This is combined with average prices of raw materials that were lower in the three months ended March 31, 2002 compared to the same period last year. The significant increase in natural gas prices in the United States experienced during the first half of 2001 has not recurred in the three months ended 31 March 2002.

Net operating expenses

Net operating expenses increased £3 million, or 14%, for the three months ended March 31, 2002 compared to the three months ended March 31, 2001. The full consolidation of KMC in the three months ended March 31, 2002 has resulted in an additional £2m of operating expenses.

Distribution costs were £11 million for the three months ended March 31, 2002, the same level as the previous year when adjusted for the additional £1 million of KMC distribution costs. Although the volume of product sold has fallen in the three months ended March 31, 2002 compared to March 31, 2002 the mix of sales has not resulted in a fall in distribution costs.

Administration costs increased £1 million from £9 million in the three months ended March 31, 2001 to £10 million in the three months ended March 31, 2002 due to the full consolidation of KMC.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001 (Continued)

Net Interest Payable

Net interest payable decreased by £1 million from £8 million for the three months ended March 31, 2001 to £7 million for the three months ended March 31, 2001. This reflects the lower level of borrowings during the three months ended March 31, 2002 compared to the three months ended March 31, 2001, combined with lower interest rates both on the Euro and the US dollar denominated debt.

Taxation on Loss on Ordinary Activities

There is no tax charge for the three months ended March 31, 2002, which is comparable to the same period last year.

Equity minority interests

Equity minority interests were approximately nil for the three months ended March 31, 2002 and for the three months ended March 31, 2001.

Liquidity and Capital Resources

The cash inflow generated from operating activities was £1 million for the three months ended March 31, 2002 compared to an outflow of £1 million for the three months ended March 31, 2001. The key factor in generating cash in the three months ended March 31, 2002 has been the focus on working capital control from a very low year-end position.

Interest payments of approximately £2 million were made in the three months ended March 31, 2002 in line with loan agreements pertaining to the financial structure of the group. This consisted of £1.1 million of senior debt interest, £0.3 million of revolver interest plus sundry lease and other interest payments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001 (Continued)

Capital Expenditures

In the three months ended March 31, 2002 we made capital expenditures of £5 million as follows:

	£ million
Safety, health and environmental	2
Maintaining asset capacity	2
Growth projects	1

Financing

The net repayment of debt of £2 million during the three months ended March 31, 2002 comprises £2 million repayment of the revolving debt.

The effects of the cash movement on the debt financing of the company are put into context in the following table (figures in millions of pounds):

	December 31, 2001	Cash	Exchange	Other	March 31, 2002
Senior Tranche A	84	-	1	-	85
Senior Tranche B	72	-	1	-	73
Senior Tranche C	57	-	1	-	58
Senior debt	213	-	3	-	216
Revolver	18	2	-	-	20
High Yield Bond	122	-	-	-	122
Finance leases & other short-term borrowings	5	-	-	-	5
Debt issue fees	(9)	-	-	-	(9)
Total debt	349	2	3	-	354

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited
Registrant Guarantor

By: **/S/ Ian Lambert**
Ian Lambert
Secretary/Director

Dated May 28, 2002